Exhibit 99.1

Santiago, October 21, 2021

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.: Communication of Material Fact.

Mr President:

In accordance with the provisions of article 9 and paragraph 2 of article 10 of Law No. 18,045 and the provisions of Chapter 18-10 of the Updated Compilation of Standards (“RAN”) of the Financial Market Commission, and duly empowered, I inform you of the following material fact regarding Banco Santander-Chile (the “Bank”):

In the ordinary session of July 27, 2021, the Bank's Board of Directors agreed to approve the issuance of bonds without maturity in the international markets, computable as additional capital level 1 or “AT1” (the “Bonds”), to be acquired by an entity of the Santander Group, for the sum of USD 700,000,000 (seven hundred million dollars of the United States of America), in accordance with the provisions of article 55 bis of the General Banking Law and Chapter 21-2 of the Updated Compilation of Standards (“RAN”) of the Financial Market Commission (“FMC”).

In relation to this operation, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and Óscar Von Chrismar Carvajal expressed their agreement to the Bank issuing said Bonds, also in accordance with the favorable report of the Bank's Directors and Audit Committee. Likewise, the Bank's Board of Directors agreed to make this operation a Reserved Fact, and the FMC was informed of this in due course.

In this regard, we inform you that today the Bank has made the placement of the Bonds privately in international markets to an entity of the Santander Group, for the sum of USD 700,000,000 (seven hundred million dollars of the United States of America), at an annual rate of 4.625%, which represents 343.3 basis points above the 5-year United States of America Treasury bond. Interest will be paid semi-annually, on April 26 and October 26 of each year, starting April 26, 2022. The bonds issued do not have a fixed maturity and are not redeemable before five years from the date of issuance.

This transaction represents the first issuance of this type by Chilean issuers, which reflects the Bank's rapid response to regulatory changes and the commitment it has to follow the standards of best practice of Basel III and the amendments to the General Banking Law. It is a placement of a relevant amount, for general corporate purposes, that will allow the Bank to strengthen its capital base and to better confront the period of uncertainty observed in the local market.

The issuance was carried out in accordance with the provisions of article 55 bis of the General Banking Law and Chapters 21-2 and 13-34 of the RAN, without the Bonds being registered under the Securities Act of 1933 of the United States of America in accordance with the provisions of Regulation S under said Securities Act of 1933.

Sincerely,

Miguel Mata Huerta

Gerente General

C.C.:	Bolsa de Comercio de Santiago, Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores

This communication does not constitute an offer to sell or a solicitation of an offer to buy the notes, nor will there be any sale of the notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.